Exhibit 99.1
ArcelorMittal enters the additive manufacturing industry as a steel powder supplier

The company is building an industrial-scale atomiser in Spain to produce high-quality steel powders for multiple additive manufacturing technologies

15 November 2023, 08:00 CET

ArcelorMittal today announces its entry into the additive manufacturing (AdM) market as a steel powder supplier. The company is building an industrial-scale inert gas atomiser in Aviles, Spain, to produce steel powders for AdM technologies such as laser powder bed fusion (LPBF), binder jetting (BJ) and direct energy deposition (DED).

The atomiser, which will start production in January 2024, will have a large batch-size production capability, from 200 kg to 3 tonnes, and an initial annual capacity of 1000 tonnes. This will enable ArcelorMittal to supply significant volumes of steel powders with consistent quality, reliability and traceability, meeting the high standards and specifications of the AdM industry.

In line with ArcelorMittal's commitment to sustainability and decarbonisation, the company is committed to advancing the sustainability of additive manufacturing. The atomiser will therefore produce powders from scrap steel, using renewable electricity, atomising with industrial gases produced by renewable energy, and using recycled and recyclable packaging solutions.

A new business unit, ArcelorMittal Powders, has been established to commercialise the output of the atomiser. The steel powders will be offered in size ranges suitable for all existing powder-based metal additive technologies in manufacturing industries such as aerospace, defence, automotive, medical, and energy. They can also be used in the latest technological developments such as the brake disc coatings being developed to help Automotive OEMs and Tier Ones comply with the EU7 regulation on particle emissions. A layer of powder deposited on the brake disc provides wear and corrosion resistance which significantly reduces the particulate emissions of braking.

Commenting, Gregory Ludkovsky, Chief Executive Officer of Global Research and Development, ArcelorMittal, said:

"We are proud to launch ArcelorMittal Powders, a new business unit that reflects our vision to be at the forefront of innovation and sustainability in the steel industry. By producing and supplying steel powders for additive manufacturing, we are expanding our portfolio of advanced materials and solutions for the future of manufacturing. We believe that steel has great potential to become the material of choice for additive manufacturing, thanks to its versatility, performance and sustainability.

“The additive manufacturing industry has grown phenomenally over the past decade and is expected to continue to grow in double digits over the next 10 years. While the production of steel powders is a new venture for ArcelorMittal, we are confident that our metallurgical expertise and solutions-based approach will provide our customers with the support they need to improve the quality and reliability of their additive manufacturing projects."

Colin Hautz, CEO of ArcelorMittal Powders, added:

"Additive manufacturing is an area we have been investing in and building our capabilities for several years, and we are now ready to scale up our production and offer our customers and partners a reliable and competitive source of high-quality steel powders.

“From our facility in Spain, we will offer a range of steel powders tailored to our customers’ needs. A technology as innovative and disruptive as additive manufacturing not only allows us to think about changes in the design and manufacturing process of many parts and components we use today, but also exploit one of the inherently sustainable characteristics of steel – its recyclability."

Marketed under the AdamIQ™ brand name, ArcelorMittal's product portfolio will include stainless steels (316L, 430L, 17-4PH), tool steels (H11, H13, M300) and low alloy steels (a dual-phase alloy; 4140 equivalent). Drawing on its metallurgical expertise, ArcelorMittal’s research and development team dedicated to AdM technologies and steel powder production intends to add further steel powder products for customers to test in 2024.

ArcelorMittal believes that AdM can create new opportunities for manufacturing industries, by enabling the production of complex, customised parts with enhanced properties while simultaneously reducing material waste. The company is now looking to scale up its participation in the AdM market and, mirroring its successful approach with its S-in motion® programme in the automotive sector, intends to scale its steel powders offering in collaboration with customers and industrial partners, through co-design and co-engineering projects.

ArcelorMittal has been producing steel powders in a pilot atomiser at its AdM lab in Aviles since 2018. With its dedicated research and development facilities and over 50 full-time researchers, ArcelorMittal has developed a detailed understanding of the interactions between steel alloy design, atomisation parameters, AdM process parameters and the final properties of the printed parts.

Through its AdM and Digital Research Centre, ArcelorMittal has already collaborated with customers and partners on various projects, such as the development of a generative design steel motorbike chassis, the optimisation of AdM productivity through software algorithms and, with a JV partner, the production of over 10 tonnes of 1,600 different spare parts per year, for its own steel plants.

Two factors helped ArcelorMittal decide that now is an appropriate time to enter the steel powders market. Firstly, the belief that additive manufacturing, while still at an embryonic phase, offers exciting growth potential, and there are significant benefits to gain from being an early participant able to foster the direction of growth. Secondly, feedback from industrial customers was that variations in batch-to-batch quality is a significant issue that is impacting production reliability and repeatability and is thereby impeding the broader uptake of AdM in larger production runs. This, plus the trend to ever-larger AdM machines, prompted the decision to build an atomiser with a large batch size.

ArcelorMittal unveiled its steel powders and AdM capabilities at the Formnext trade fair in Frankfurt, Germany (November 7 to 10, 2023), where visitors were able to learn more about the company's products and services, and to see examples of the printed parts which have been developed.

Pre-sales orders for 2024 volume are being taken at competitive rates. For more information, or to start a collaboration, please contact us at contact.powders@arcelormittal.com or visit https://powders.arcelormittal.com/.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

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Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com